Exhibit (a)(1)(F)

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EMAIL: BEA409A@bea.com

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. A properly completed and duly executed election form must be received by BEA Systems, Inc. by 9:00 p.m., Pacific Time, on December 14, 2007. We will not accept delivery of any election form after expiration of the Offer. If we do not receive a properly completed and duly executed election form (either electronically through the Offer website or through a paper election form) from you before the expiration of the Offer, we will not accept your eligible option(s) for amendment. Those options will not be amended pursuant to the Offer, and no cash payments will be paid with respect to your eligible option(s) with an exercise price less than $21.00.

If you are not able to submit your election electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper election form and return it via facsimile to Stock Administration at (408) 570-8970 before 9:00 p.m., Pacific Time, on December 14, 2007. To obtain a paper election form, please contact Stock Administration via fax at (408) 570-8970 or by email at stock-admin@bea.com.

BEA Systems, Inc. intends to confirm the receipt of your election form by email within two U.S. business days. If you have not received an email confirmation that BEA Systems, Inc. received your response, we recommend that you confirm that we have received your election form and/or any withdrawal form. If you need to confirm receipt after two U.S. business days have elapsed, you may email stock-admin@bea.com.

You may change your mind after you have submitted an election form and withdraw your election at any time before the expiration date, which will be December 14, 2007, at 9:00 p.m. Pacific Time, unless the Offer is extended. If we extend the expiration date, you may withdraw your election with respect to all of your eligible option(s) at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before 9:00 p.m. Pacific Time on December 14, 2007.

To validly change or revoke your election, you must access the Offer website at https://bea409a.equitybenefits.com/ and complete and deliver a withdrawal or a new election form electronically or fill-out and deliver a paper withdrawal or a new election form to BEA Systems, Inc. prior to the expiration of the Offer. You should print a copy or make a copy of your revised election form and updated confirmation statement and keep those documents with your other records for the Offer.

If we have not accepted your election by 9:00 p.m. Pacific Time on January 14, 2008 (the 40th business day after the November 15, 2007 commencement date of the Offer), you may withdraw your election at any time thereafter. However, it is anticipated that we will accept your election, if any, immediately after the Offer expiration date.

While participation in the Offer is completely voluntary, if you elect not to amend your eligible option(s) pursuant to the Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and similar state taxes.

2. Amendment. If you intend to amend your eligible option(s) pursuant to the Offer, you must access your account at the Offer website https://bea409a.equitybenefits.com/, properly complete and duly execute the election form or fill out and properly submit a paper election form. If you wish to participate in the Offer, you are required to accept the Offer with respect to all of your eligible option(s).

3. Signatures on This Election Form. You must electronically sign the election form if you submit you election through the Offer website. If you submit a Paper Election Form you must physically sign the Election Form.

4. Requests for Assistance or Additional Copies. If you need additional copies of the Offer documents or the election or withdrawal forms, you should email stock-admin@bea.com. Copies will be furnished promptly at the expense of BEA Systems, Inc. You can also view and print documents at https://bea409a.equitybenefits.com/.

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how BEA Systems, Inc. has addressed the situation and the choices you have, and (iii) answer other questions you may have, you may log on to http://inweb.bea.com/tenderoffer to view a recorded informational video fully explaining the Offer or call (408) 817-4355 or email BEA409A@bea.com should you have any questions about the Offer.

BEA Systems, Inc. has prepared communications regarding the Offer and PricewaterhouseCoopers LLP will provide general tax information regarding the Offer. Neither BEA Systems, Inc. nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstances or make any recommendation. You should direct questions regarding election and withdrawal forms to: stock-admin@bea.com. We strongly recommend that you discuss the personal tax consequences of the Offer with your financial, legal and/or tax advisors.

5. Reservation of Rights. BEA Systems, Inc. reserves the right, at our discretion, at any time, to extend the period of time during which the Offer is open and delay the acceptance for amendment of any options. If we elect to extend the period of time during which the Offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to make or withdraw elections with respect to eligible option(s) until such extended expiration date. In the case of an extension, we will issue a press release, email or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the Offer and to postpone the expiration of the Offer (resulting in a delay of our acceptance and amendment of any options with respect to which elections have been made), by giving written notice of the termination or postponement to you or by making a public announcement of the termination.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, to amend the Offer in any respect, including by decreasing or increasing the consideration offered in the Offer or by decreasing or increasing the number of options being sought in the Offer.

6. Important Tax Information. You should refer to Section 14 of the Offer to Amend, which contains material U.S. federal income tax information concerning the Offer. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the Offer.

7. Copies. You should print a copy of this election form, after you have completed and electronically signed it, and retain it for your records, or you should make a copy of our paper election form and retain it form your records.

8. Paper Delivery. Please remember that if you are not able to submit your election electronically via the Offer website as a result of technical failures of the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper election form or withdrawal form and return it to BEA Systems, Inc. via facsimile to Stock Administration at (408) 570-8970 before 9:00 p.m., Pacific Time, on December 14, 2007. To obtain a paper election form, please contact Stock Administration via fax at (408) 570-8970 or email at stock-admin@bea.com.

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY BEA SYSTEMS, INC. BY 9:00 P.M. PACIFIC TIME ON DECEMBER 14, 2007.